Ceasing Control of Credit Suisse Multialternative Strategy Fund A

As of October 31, 2013, Pershing ("Shareholder") owned 13,011 shares of the Fund, which represented 42.02% of the Fund and BB& T Securities owned less than 25% of the Fund. As of October 31, 2014, Pershing & BB&T ("Shareholder") owned less than 25% of the Fund and Charles Schwab owned 20,963 shares of the Fund, which represented 49.67% of the outstanding shares. Accordingly, Shareholder has ceased to be a controlling person of the Fund.


Obtaining Control of Credit Suisse Multialternative Strategy Fund C

As of October 31, 2013, Pershing ("Shareholder") owned 163,206 shares of the Fund, which represented 97.02% of the Fund. As of October 31, 2014, Shareholder owned 122,047 shares of the Fund, which represented 92.75% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.